April 17, 2009
VIA EDGAR AND
FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  Mary Beth Breslin

Re:	PLX Technology, Inc.
Amendment No. 2 to the Registration Statement on Form S-3
Filed April 17, 2009
File No. 333-156760

Dear Ms. Breslin:

    On behalf of PLX Technology, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated April 6, 2009 relating to the Company’s Registration Statement on Form S-3 (File No. 333-156760) (the “Registration Statement”).

    On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 2 to Ms. Breslin by overnight delivery.

    In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2.

1.	Please provide the bulleted representations from the closing language of our letter dated February 5, 2009 and reprinted below, with your next amendment.

We have attached as Appendix A a letter from the Company providing the acknowledgments requested by the Staff.

Selling Stockholders, page 14

2.
We note the Schedule 14A filed on March 12, 2009 seeking shareholder approval under for the issuance of 3.4 million shares that are being offered for resale by the selling shareholders.  Because the shares are not outstanding and cannot be issued until shareholders vote to approve the issuance, please confirm that you will not request acceleration of the effective date of this registration statement until after you have obtained shareholder approval for their issuance.  Alternatively, remove these shares from the registration statement.

    The Company has removed the 3.4 million shares from registration in Amendment No. 2 and is seeking to register only the 5.6 million shares that were issued in January 2009 at this time.  The Company will request acceleration of the effective date of the Registration Statement relating to such 5.6 million shares as soon as practicable.

3.	Please revise to identify the individuals who have or share voting and/or investment control of the shares held by the entities identified in the table.

    The Company has revised pages 14 and 15 of Amendment No. 2 in response to the Staff’s comments.  With respect to the shares held by the Frederick C. Goerner Trust, the Company has tried to reach the shareholder on numerous occasions to ascertain the voting and investment control issue, but has not had any success to date.  The Company will continue to try to reach the shareholder and will update the Selling Stockholders Table if the Company is able to obtain such information.

Information Incorporated by Reference, page 18

4.
We note that you have incorporated your Form 8-K filed on March 18, 2009.  We are issuing comments on this Form 8-K concurrently with our review of the Form S-3 and preliminary proxy statement on Schedule 14A.  We also note that you incorporate by reference your Form 10-K for fiscal year ended December 31, 2008, which does not include Part III information.  Please confirm that you will resolve outstanding comments on the Form 8-K and file the Part III disclosure, either in a proxy statement within 120 days of your fiscal year end or in an amendment to your Form 10-K, prior to requesting acceleration of this Form S-3.  Please note that the staff may have further comments when the Part III information is filed.

    On behalf of the Company, we confirm that we will resolve all comments on the Form 8-K/A filed on March 18, 2009 and file a definitive proxy statement within 120 days of its fiscal year end containing the Part III information, prior to requesting acceleration of the Registration Statement.

Other Matters

    Pursuant to Rule 472, Amendment No. 2 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 2 for reasons other than in response to a specific Staff comment.

    Please direct your questions or comments to Stephen J. Schrader of this office (415-576-3028) or me (650-251-5926). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Schrader at 415-576-3099 and me at 650-856-9299. Thank you for your assistance.

Very truly yours,

/s/ Jenny C. Yeh

Jenny C. Yeh

cc:  Stephen J. Schrader, Esq.
       Arthur O. Whipple

Appendix A

PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, CA 94085

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Mary Beth Breslin

Re:	PLX Technology, Inc.
Registration Statement on Form S-3 Initially Filed January 16, 2009
File No. 333-156760

PLX Technology, Inc. hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Arthur O. Whipple
Arthur O. Whipple
Chief Financial Officer
PLX Technology, Inc.